     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

   The following is the transcript from the investor conference call held by The PNC Financial Services Group, Inc. (“PNC”) on January 23, 2007 in connection with the announcement of PNC’s earnings for the quarter and year ended December 31, 2006. The press release, financial statements and accompanying slides referred to in the following transcript were previously filed on January 24, 2007 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

PNC INVESTOR RELATIONS Moderator: Bill Callihan January 23, 2007 9:30 am CT

Operator: Good morning. My name is Regina and I will be your conference facilitator today. At this time I would like to welcome everyone to The PNC Financial Services Group Fourth Quarter and Full Year 2006 Earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad. As a reminder, this call is being recorded.

I will now turn the call over to the Director of Investor Relations, Mr. Bill Callihan. Sir, please go ahead.

Bill Callihan: Thank you and good morning. Welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the company’s Chief Financial Officer.

As a reminder, the following statements contain forward-looking information. Actual results and future events could differ, possibly materially, due to a variety of factors, including those described in this call, in today’s earnings release, supplementary financial information and slides, and in our most recent Form 10-Ks and 10-Qs, and other SEC reports.

These statements speak only as of January 23, 2007 and PNC undertakes no obligation to update them.

In the following comments we will refer to adjusted results to help illustrate the impact of certain significant 2006 items, due to the magnitude of the aggregate of these items, and the impact of deconsolidating BlackRock near the end of the third quarter of 2006, and the application of the equity method of accounting for our investment in BlackRock.

These items include the BlackRock/ MLIM transaction gain, the integration costs and the cost of the securities and mortgage loan balance sheet repositionings we disclosed to you earlier.

We have provided details of these adjustments in the Consolidated Financial Highlights section of today’s earnings release as well as in the appendix to the presentation slides for today’s conference call.

While we have not provided other adjustments for the periods that we may discuss, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amounts of the adjustments shown.

The following comments will also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified in the comments or in the slides, is qualified by the GAAP reconciliation information included in today’s earnings release, supplementary financial information and slides, Forms 10-K and 10-Q and other documents available on our Web site at www. pnc. com in the “About PNC” section under “Investor Relations”.

Please note that a slide presentation accompanies our remarks today. You will find the slide presentation, along with our fourth quarter 2006 earnings release and supplementary financial information, on our Web site.

I’d now like to turn the call over to Jim Rohr.

Jim Rohr: Thank you, Bill. Good morning and welcome to the conference call. Two thousand and six was truly a remarkable year for PNC. We delivered excellent performance for our shareholders, and I believe we’ve set the stage for continued progress.

This morning I want to talk about the following: first, I will give you a quick overview of our 2006 achievements, which, by almost any measure, were unprecedented; next I’ll give you an update on the integration of our Mercantile acquisition; and finally, I will share with you our view of the current environment and how well we are positioned.

After my comments, Rick Johnson will give you more details around the quarter.

Two thousand and six was truly a remarkable year for PNC. We achieved record earnings with diluted EPS of $8.73 per share. Our adjusted earnings for the year were a very strong $5.06 per diluted share, which represented an 11% growth over 2005.

The beauty of this year is not only how we accomplished several key strategic initiatives, but also how we’re operating the company and delivering results.

When we were planning for 2006, we were optimistic about our earnings. The preparations we made to improve operating leverage through One PNC and a good economy allowed us to achieve significant growth, but we did have strategic challenges. We clearly addressed those strategic challenges during the year.

BlackRock wanted to expand its global distribution and presence in the equity markets. In our Retail Banking business, we were looking for an opportunity to capitalize on our successful Riggs acquisition and grow our distribution in the fast-growing middle Atlantic region.

Today, BlackRock is a global asset management company with more than $1.1 trillion in assets under management and products in nearly every asset class, including a larger equity presence.

As a result, we’ve recognized a portion of the value of our BlackRock investment, which we are deploying in the fast-growing mid-Atlantic market through our Mercantile acquisition.

I’m very optimistic about the future growth of BlackRock. Larry and his team have done an outstanding job with the integration and delivered another strong quarter. And as you may have heard him say earlier today, BlackRock is focused on adding new clients and selling more to existing clients.

As it did this quarter, we expect that our 34% ownership in the company will continue to deliver an even greater contribution to PNC’s earnings going forward.

And like BlackRock, we expect our other three businesses to do the same. Our Retail Banking segment had an outstanding year and delivered strong results.

The addition of 20,000 net new checking accounts and continued expense management and expanded product offerings contributed to a 12% earnings growth year over year. And by growing revenues faster than expenses, we delivered positive operating leverage, which is critical to that business.

We’ve invested a great deal to enhance the delivery of our differentiated products and services. First, to accommodate new customers and expanding markets, we built distinctive new branches and upgraded more than 60% of our other branches.

Secondly, we introduced a new PNC-branded credit card, which has far exceeded our early expectations. More than 65,000 cards were in the hands of our customers at the end of the year, and we had more than $125 million in receivables. And those numbers have grown substantially since then.

Third, we increased our ownership in the Merchant Services business to a majority share in recognition of the growing importance of these services to our small business customers.

From a marketing point of view, our plan has been equally successful. We ramped up our efforts to innovate and drive brand awareness.

To start, last summer we became the first major bank to offer free access to ATMs worldwide -- an innovation which has led to relationships with 20% higher opening balances, delivering more value to the bottom line.

Next, we launched a private client group that’s generating increased loans, deposits and investments by delivering a differentiated level of service to mass affluent households. Customer funds in brokerage accounts have increased more than $4 billion in the past year.

And in December we added a new online security feature so that customers may use that distribution channel with more confidence.

Lastly, we invested in employee service training, which contributes to their satisfaction and empowerment. And this is the first link in PNC’s value profit chain that connects committed employees to satisfied customers and business growth.

Since I mentioned small business, I’ll expand a little to remind you that this is a segment that we emphasize. For example, first, we are the leading small business bank in our footprint.

Secondly, in November, we received national recognition confirming what our customers already know when we were ranked the highest in customer satisfaction by the inaugural J.D. Power Small Business Banking Study.

And third, we continue to grow. Compared with the fourth quarter of 2005, small business loans grew by 13%, and we were once again one of the top SBA lenders in the country.

We continue to invest in this business and we’re very pleased with how these initiatives have gone. With excellent growth given the difficult credit environment, 2006 was an extraordinary year for Retail Banking.

Now when I look at 2006, 12% growth was extraordinary. But with a continuing flat yield curve, we’re expecting more of a mid- single-digit growth for 2007. But still, an excellent year.

On the Corporate & Institutional side, 2006 earnings were $463 million compared with $480 million the year before. The decrease was totally due to a large recovery that benefited the provision in 2005.

However, on a pre-provision basis, we increased this segment’s earnings by 7% by growing fee income. And I’m pleased to say that this growth, considering the modest credit risk we’re willing to take, is continuing.

We’ve made a lot of progress by selling more treasury management and fee-based services, and we’ve deepened the penetration to our existing clients. When you look at our revenue mix, fee-based revenues in the Corporate & Institutional Banking business are now more than 50% of the total revenues in C&IB.

We continue to attract value-added clients in spite of the difficult environment for corporate banking, i.e., low spreads.

One of the reasons for our success is the broad product set we offer to middle-market customers. Asset-based lending, equipment leasing, capital markets services, and the middle-market M&A expertise of Harris Williams help us to deepen our client relationships.

We have the highest level of lead relationships among our peers in the middle-market space. From this leadership position, we’ve achieved the highest cross-sell penetration in our footprint.

A 2006 report by an independent research group found that we have a number 1 ranking for cross-sell in nearly every product category evaluated.

Corporate & Institutional Banking was, for the fourth year in a row, the number 1 lead arranger of middle-market syndications in the Northeast and number 2 nationwide for the second year in a row.

And Harris Williams, which has grown annual revenues to well over $100 million, opened two new offices last year and continued to win business across the country.

This very successful company has brought value-added skills to PNC. And they ended 2006 with a strong pipeline of new business and a growing portion of it coming out of the PNC base of middle-market clients. We’re looking forward to another good year in C&IB.

PFPC’s earnings were $124 million in 2006. Now that’s a 19% increase over 2005. These results included a large tax benefit in the third quarter, but even without that gain, earnings at PFPC rose 6%.

Now these results reflect our success in repositioning this business. Our emerging products -- managed accounts, hedge fund servicing, sub-accounting and offshore services -- now account for 28% of revenues as opposed to 17% three years ago.

These have higher margins and better growth prospects than many of our legacy products. And in many of these areas, we have a clear competitive advantage, which should continue to position this business as a growth engine.

Let me turn to Mercantile. Our Mercantile integration team continues to work toward a smooth transition, with closing expected in March of this year.

Our primary goal is to retain Mercantile’s customers and the key employees who manage those relationships. And another priority is to take advantage of the wonderful market we see in Maryland. It offers attractive demographics and a strong business climate.

We’re confident that we can take our leading small business franchise and build on Mercantile’s achievements in this space by applying our top-tier technology. Mercantile’s employees, especially, are excited about the arrival of PNC and its outstanding technology platform.

But we will also leverage PNC’s corporate banking capabilities by delivering new products and services such as our treasury management business and capital markets, to Mercantile’s commercial customers.

Now we’ve already announced a number of appointments which we believe will help us to retain Mercantile’s market leadership while tapping the best individuals to leverage the power of PNC’s platform.

Those announcements include a number of their regional presidents, who have a deep understanding of Mercantile’s business and their excellent customer base. With these leaders in place we can take advantage of the opportunities that Mercantile presents.

We believe we can accelerate growth also in Mercantile’s retail deposit franchise by introducing new products with enhanced online banking capabilities. And we can provide improved retail customer offerings to drive additional growth, such as home equity and credit cards.

We also see the opportunity to build up the Mercantile wealth management business, which, outside of Baltimore, is relatively modest. We think we can bring, again, product capability and additional scale.

Our current plans call for the full integration to be completed by the end of the third quarter of ’07, and we remain confident in our ability to deliver the expense savings that we promised. As we learn more about Mercantile, the more enthusiastic we are about the acquisition.

Now looking forward to 2007, I expect another good year with a good economy and strong credit quality. But the shape of the yield curve will continue to affect the industry’s margins.

The interest rate environment continues to be very challenging, and our economist expects this condition to persist into the latter half of ’07. It may go on substantially longer, creating intense pricing pressure for credit.

In spite of those challenges, I believe that PNC is well positioned for the year ahead. First, the diversity of our business mix makes us less reliant on any one market segment or geography for income. And our diversity delivers a high proportion of fee revenue to total revenue -- the highest among our peers.

Second, we will focus on maintaining our moderate risk profile. We have strong asset quality and we’re well positioned with regard to the interest rate risk cycle that we have.

And third, we will continue to drive positive operating leverage. On the revenue side, we expect to continue positive client growth trends across our businesses. And our continuous improvement programs will bring more of this growth to the bottom line.

Overall, I believe we’re well positioned to generate strong relative results in this challenging environment. And now for a more detailed look at our financial results and what we expect in ’07, here’s Rick.

Rick Johnson: Thank you, Jim and good morning, everyone. This has been a great year for PNC. In addition to the two significant strategic transactions Jim mentioned earlier, we also made positive operating leverage a priority throughout the company.

In 2006, we increased adjusted revenues by 10%, with only a 4% increase in adjusted expenses. This has been a critical factor in our ability to grow adjusted net income by 14%, and we remain committed to this objective.

The focus of my comments today will be on fourth quarter adjusted results, our balance sheet and the recent and ongoing financing and capital plans, and our outlook for 2007. We’ll begin with the income statement.

PNC reported fourth quarter net income of $376 million, or $1.27 per diluted share. However, I think to get a clearer picture of how we performed relative to prior periods, I believe we should analyze these results on an adjusted basis, as explained by Bill earlier.

Turning to Slide 4, you can see on an adjusted basis we earned $1.30 per share in the fourth quarter, excluding the $8 million after-tax BlackRock/MLIM merger and integration cost, compared with adjusted earnings of $1.28 per share in the third quarter and $1.20 per share in the prior-year quarter.

If we start with net interest income, you can see that after adjusting for the BlackRock deconsolidation, net interest income and net interest margin were essentially flat.

While we realized the partial benefit of our third quarter balance sheet repositioning, this was offset by higher deposit costs and the cost of funding further investments in BOLI. In addition, the margin was further reduced by higher-than-expected trading account balances.

Let me spend a minute on deposit costs. There are a few items to highlight. First, you will see the rate of increase in our deposit cost has slowed, and I believe that trend will continue.

Second, since our loan-to-deposit ratio is 76%, we don’t have to chase after interest-bearing deposits. Unlike last year, when rates were rising, in the current interest rate environment they are less beneficial.

As a result, on our retail side, our relationship-driven approach allows us to be more disciplined and focus on the value we earn from those relationships. That is why we are not currently a major player in the promotional deposit market.

On the Corporate & Institutional side, we have a strong competitive advantage in growing deposits. Our treasury management business and Midland are strong drivers of interest- and noninterest-bearing deposit growth.

In fact, the increase in our deposit rate paid was partially due to growth in Corporate & Institutional deposits, which we see as a more efficient alternative to wholesale borrowing.

Adjusted noninterest income increased 17% and 18% in the prior-year quarter and the link quarter comparisons respectively, while noninterest expense was also up 11% in both periods.

This was, in part, due to PFPC’s increased distribution, or 12b-1, fees and out-of-pocket expenses on funds. These are marketing, sales and servicing fees that we collect from fund accounts and pass along to fund clients.

These fees grew substantially and will continue to grow following the BlackRock/MLIM transaction. As you may know, GAAP requires us to gross up these fees and expenses even though there is no margin earned on this activity.

Excluding the impact of these distribution and out-of-pocket fees, noninterest income increased 15% compared with the link quarter. This increase was driven by strong performance in asset management and consumer and corporate service fees.

Asset management fees increased as our 34% share in the much larger, combined BlackRock/MLIM entity is providing greater earnings than our previous ownership in the original BlackRock. Also, our wealth management business, which added more than $2 billion in assets under management during the quarter, was a strong contributor.

Corporate services increased largely as a result of strong performance at Harris Williams and Midland. Consumer fees were up due to the seasonal benefit of client activity in our debit and credit card businesses.

You will note in noninterest income that in the fourth quarter we had a $12 million loss related to BlackRock. This loss represents the mark to market of our BlackRock long-term incentive plan obligation as of year end, and is a result of a $3.00 increase in the market value of BlackRock shares to $152 per share as of year end. This increase in price added $130 million of unrecognized value to our investment in BlackRock during the quarter.

Adjusted noninterest expense, also excluding the impact of out-of-pocket distribution expenses, was $905 million for the quarter, which represented approximately $67 million or an 8% increase over the prior quarter.

Half of this increase was a result of increased employee incentive compensation in line with performance and included a one-time $16 million special bonus to non-executive employees.

The other half of the increase was a result of increased other business expenses related to growth and included a charge related to calling $453 million of expensive trust preferred securities during the quarter.

Our One PNC initiative continues to be on track, contributing approximately $80 million of value this quarter. We expect to achieve a quarterly run rate of $100 million by June 30. And that would provide an annualized benefit of $400 million and meet our goal for One PNC.

You may remember that we said creating positive operating leverage would be essential for that moment when the provision starts to grow, as loan growth will no longer be funded by improving loss experience. Well, we may have reached that inflection point.

The fourth quarter provision was $42 million, compared with $16 million in the third quarter, and essentially flat to net charge-offs.

Asset quality continues to be strong and, in fact, nonperforming loans were down again this quarter to a remarkably low 0.29% of total loans. These results reflect our continuing efforts to aggressively manage credit through this part of the cycle.

While we don’t see any meaningful asset quality deterioration on the horizon, nonperforming assets could essentially double from today’s very low level and we would still have outstanding asset quality.

The effective tax rate for the fourth quarter was approximately 28% due to some additional tax credits we identified during the quarter. We believe a more normal rate would be 31% now that we have deconsolidated BlackRock.

So overall for the quarter, considering all the pluses and minuses, $1.30 per share looks to us like a fair representation of our core performance.

Now let’s move on to the balance sheet. Total assets at year end exceeded $100 billion for the first time.

Average assets in the fourth quarter of 2006 were 4% higher than in the third quarter of 2006 and up 8% from the prior-year quarter. We continue to be able to grow our balance sheet in this challenging credit pricing and interest rate environment.

Average loans decreased $1.3 billion quarter over quarter, largely as a result of a decline in residential mortgage loans due to our third quarter balance sheet repositioning. Otherwise, loans grew by 1% compared with the prior quarter, the primary drivers being commercial real estate and consumer loans.

We’ve been saying for more than a year that the tremendous liquidity in the credit markets has led to intense competition for risk-adjusted returns. I’ll repeat that we intended to continue to grow our position, but in a disciplined way.

We can afford to follow this strategy because of the investments we’ve made in the Corporate & Institutional fee-based businesses.

Average securities grew compared with the prior-year quarter as we continue to position ourselves for the anticipated interest rate environment.

As I’ve said before, our strategy was to invest our balance sheet through this part of the cycle. However, this is truly a unique time in terms of the shape of the yield curve, and we expect it to continue for some time to come.

The benefits of having a longer duration of equity at this time are less than what we originally expected. Thus, we will remain patient and opportunistic as it pertains to deploying our balance sheet. For the time being, we are at 1.5 years positive duration of equity.

We grew noninterest-bearing deposits $278 million, or 2%, compared with the third quarter.

Growth in noninterest-bearing deposits is strongest in the escrow and reserve deposits associated with the commercial mortgage servicing portfolio of Midland and in large deposits within the Corporate & Institutional Bank.

Average interest-bearing deposits were essentially flat from the third to the fourth quarter, adding about $115 million, which reflects the disciplined approach to the market I described earlier.

Now let’s turn to capital, where we have a very strong position by all measures. Our tangible common equity ratio is 7.4%, a modest decline from the third quarter, which resulted from the impact of recording a required change in pension accounting of $148 million, after-tax.

This is much lower than the anticipated $200 million previously disclosed for pension accounting. Strong performance of our pension assets in the last quarter of the year reduced the impact. This was also the major part of the change in our AOCI for the quarter.

During the fourth quarter we spent about $100 million repurchasing PNC shares. As you may know, we are now in the proxy solicitation period for the Mercantile transaction, which will keep us out of the market until their February meeting on February 27. Following that meeting, we will be able to resume our share repurchase program.

From a capital planning perspective, we are using a tangible common equity ratio of 5.5%, and our models show that we continue to have as much as $800 million in available capital to redeploy to our shareholders after funding the Mercantile transaction, our anticipated balance sheet growth, cross-border leasing charges, and the potential for a dividend increase.

We were rather active in the debt capital markets during the fourth quarter. We called $450 million of expensive bank-level trust preferred securities and replaced it with $500 million of REIT preferred securities, which enhanced our regulatory and rating agency capital positions.

We also issued $1 billion in convertible securities for short-term liquidity purposes at very favorable terms.

As we had previously disclosed, we plan to finance the cash portion of the anticipated Mercantile acquisition by issuing approximately $2 billion in debt and hybrid securities during the first quarter of 2007.

As we close out 2006, our balance sheet is in great shape. Our asset quality is strong. We have asset flexibility to invest where the opportunity strikes, or simply to wait if the returns don’t justify the risk. We’re core funded so there is no need to pay up for deposits, and our capital positions are very strong.

Now I want to turn to 2007 and what you can expect from the core PNC franchise before the integration of Mercantile. We believe that given the risk positions we desire, that we should be able to generate mid to high single-digit loan growth this year.

We expect the challenging interest rate environment and our decision to hold the line on deposit rates will slow the growth in deposits to low single digits. As consumer deposits slow, we will seek to add deposits from our corporate customers.

Thus, based on continued modest balance sheet growth, the benefits of our repositioning initiatives and assuming the forward curve, we expect to achieve mid single-digit growth in net interest income year-over-year with a stable net interest margin.

However, due to the seasonality of the first quarter, we expect the margin will be pressured and net interest income will be relatively flat. For the remainder of the year, we expect gradual improvements in both net interest income and net interest margin.

We believe we can continue to grow fees in 2007 through a combination of customer growth, innovative new products, and deeper cross-sell to our existing customers. We expect fee income to grow in the high single digits, not including the impact of the distribution fees and out-of-pocket expenses at PFPC.

We expect the provision to increase slightly over the course of the year from the fourth quarter. I see no near-term signs of asset quality deterioration. But it’s very unlikely that improvements to credit quality will continue to fund the provisioning needed for loan growth.

Excluding the impact of distribution fees and out-of-pocket expenses at PFPC, we think that expenses will grow in the mid single-digit range compared with adjusted 2006 as we invest in our businesses and our brand to drive faster-growing revenues.

You can expect to see continued emphasis on expense management as we focus our attention, once again, on creating positive operating leverage in 2007.

We should remind you that we expect a significant gain in the first quarter from the delivery of some of our BlackRock shares to BlackRock employees for the initial long-term incentive plan program. The gain will be to recognize the market over book value of approximately 1 million shares to be delivered later this month. Additionally, given BlackRock’s current stock price, we will recognize a significant loss on the mark to market of our BlackRock long-term incentive plan obligation.

Both items will be recorded in noninterest income. While these items will be reflected in our income statement, there will be no recognition of the increased value of our investment in BlackRock.

Based on a recent BlackRock stock price of $170 per share, the unrecognized value of our stake would increase to approximately $3.5 billion, up another $700 million since year end.

Keep in mind that in future periods, we will continue to see volatility in earnings as we mark to market the LTIP liability, and we will not be able to recognize gains on these LTIP shares until distributed to the employees. Likewise, we will not be able to recognize gains on our total BlackRock investment unless there are further transactions.

Before you ask, let me assure you we have explored numerous hedging strategies to reduce this volatility in earnings and found that they would all be very expensive.

For example, we could sell BlackRock shares to offset any losses, but that is very tax inefficient and reduces our stake in a high-quality company. Or we could devise a hedging strategy, and believe me, so far there has been no shortage of advice on this front -- but everything we have seen would be very uneconomic. Instead, we believe you will recognize the asymmetry of this accounting versus the unrealized value we are creating and adjust our reported earnings accordingly.

Today’s guidance excludes the impact of the Mercantile transaction, and we’ve spent a lot of time with our colleagues at Mercantile over the last few months. So far, we have seen nothing, including this morning’s Mercantile earnings release, to change our original assessment of the merger impact on PNC.

So in summary, I’m optimistic about 2007. We have very achievable plans in place that should drive positive operating results for our shareholders. With that, I’ll hand it back to Jim.

Jim Rohr: Thanks, Rick. And thanks to all of you for your time and attention to PNC in 2006.

It was a remarkable year for all of us here at PNC. And I can assure you that we will continue to focus on the key strategies that made it so: add and retain customers and cross-sell more products and services to grow the business; focus on disciplined expense management in order to create positive operating leverage; and continue to foster stable earnings growth through superior risk management.

As for the management of our capital, Mercantile is a great opportunity for us, and we’re off to a great start with the integration solidly on schedule.

Our other priority for the year is to continue to build a great company with a great brand. We expect to kick off a new brand campaign next month -- the most comprehensive in our history. The campaign will carry the PNC name and our promise to help customers achieve their financial goals into some of the fastest growing markets in the country.

We’re looking forward to a good 2007. We expect a good economy, and although the yield curve remains a challenge, we are comfortable with the range of earnings estimates that are in place today.

With that, we’d be happy to answer your questions. Bill?

Bill Callihan: Operator, could you give our participants the instructions, please?

Operator: Again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. That is star 1 if you wish to ask a question.

Your first question comes from Betsy Graseck with Morgan Stanley.

Jim Rohr: Morning, Betsy.

Rick Johnson: Good morning.

Betsy Graseck: Good morning. Thanks. A couple of questions -- one on the brand campaign that you just mentioned. Is that going to be throughout your entire footprint or is it really focused on the relatively new areas of your footprint?

Jim Rohr: That will be throughout the entire footprint.

Betsy Graseck: Okay. And then on the capital ratio, you indicated the 5-1/2% target capital ratio.

Jim Rohr: Yes.

Betsy Graseck: Rick, could you just talk about the pace with which you’re looking to get to that ratio and how you would plan to use that $800 million in available capital that you identified?

Rick Johnson: Yes. Sure, Betsy. With the Mercantile transaction, we’ll drop immediately to 5.7%.

Betsy Graseck: Right.

Rick Johnson: And so basically what you’ll see is share repurchases throughout the year, which will be basically funded by earnings through the course of the year. I think I mentioned we’ll have about $800 million, so I’d say we’ll probably be driving to the 5-1/2% throughout the year.

Betsy Graseck: Okay. And then as it relates to -- Jim, if you could talk to -- your plan sort of longer term for where you would like to see either product or geography growth going forward?

Jim Rohr: Well actually, we like the business mix that we have today. And I think when you look at the spreads in the credit business -- the credit side of the world today -- we really do appreciate the concentration that we have in fee businesses.

So, I think we want to continue to maintain a business mix that will continue to have diverse revenue streams. We kind of like where we are today.

With regard to the geography, the place that we’ve really targeted was the Mercantile franchise. I think the Maryland marketplace is one that is -- especially southern Maryland around Washington, D. C. -- that region has the highest net income per household and highest education per household, and the growth rate is kind of phenomenal.

So -- and also we don’t have to build as many branches to build out the Riggs franchise. So it’s kind of a triple whammy.

We’ve looked at the northern New Jersey marketplace, as some of you know. And those franchises, frankly, have been fairly expensive for what we were looking for, and we’ve actually passed on a number of those at those prices. We just have to be judicious as to where we go and look for the right return for the shareholder.

Betsy Graseck: Okay. Thanks.

Bill Callihan: Next question, please.

Operator: Your next question comes from Mike Mayo with Prudential Equity Group.

Jim Rohr: Morning, Mike.

Rick Johnson: Morning, Mike.

Mike Mayo: A couple of specific questions. How much of the $27 million link quarter increase in asset management was due to BlackRock?

Rick Johnson: I’d say a high percentage -- probably about 60% of that.

Mike Mayo: And is that due to a change in how it’s recognized or the absolute growth?

Rick Johnson: No. Basically Mike, what happened was the current 34% of the earnings of the combined company are that much greater than the 69% of the old company. So, it’s total growth.

Now the piece you’re not picking up there, which you do get in the segment results, is we have the additional tax burden. But when you add the two of them together, we’re still -- more earnings coming from BlackRock than we had prior to the deal.

Mike Mayo: And the $36 million link quarter increase in PFPC, was any of that one time or should we keep this higher level going forward?

Rick Johnson: Is that in revenues?

Mike Mayo: Yes.

Rick Johnson: Yes. About $30 million or so of that -- you can figure it out -- is the distribution and out-of-pocket expenses. So you have a corresponding increase in expenses as well.

Mike Mayo: Okay.

Rick Johnson: And you can see that in the table that we have in the back where we reconcile the efficiency ratio.

Mike Mayo: The core growth in PFPC would be up $6 million.

Bill Callihan: $7 million. That’s right, Mike.

Rick Johnson: That’s right.

Jim Rohr: $7 million.

Mike Mayo: And then lastly on Mercantile, what impact do you expect in the first quarter and ’07?

Rick Johnson: Well that really depends. In the first quarter, it depends on the timing of close, right? At the moment, we will close in the month of March I think. It’s still a question yet whether it will be early March or late in March, depending on all the approvals being made. I can’t really predict that at the moment.

And then for the full year, it’s identical to what we had released prior. We really have no update on that information. I think we said overall that it would be 7 cents diluted for the full year.

Mike Mayo: Okay. So take the guidance you gave us earlier and subtract 7 cents, based on at least your guidance?

Rick Johnson: I think that’s fair.

Mike Mayo: All right. Thank you.

Bill Callihan: Next question, please.

Operator: Again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. That is star 1 if you wish to ask a question. Your next question comes from Nancy Bush with NAB Research, LLC.

Nancy Bush: Good morning, guys.

Jim Rohr: Morning, Nancy.

Bill Callihan: Hi Nancy.

Nancy Bush: Couple of questions. If I could just get you to clarify the outlook on deposits. I think you said low single-digit growth in deposits and then there was some commentary about a mix change. Could you just repeat that, please?

Rick Johnson: Sure. Yes. What I think we’ll see in the noninterest-bearing side is I think the growth there, on the consumer side, will be challenged, simply because of the level of interest rates and where we’re at today.

But we’ll be able to supplement that through growth in the corporate and institutional space, primarily driven by the Midland business -- the commercial mortgage servicing activity we have there.

On the interest-bearing side, we’re able to generate some good deposit balances through our corporate and institutional side, simply because -- it’s a better financing alternative and more efficient approach than what we do through wholesale borrowing. And we’re able to do that with a lot of our corporate customers.

So on the consumer side, we will continue to generate balances there, primarily in money market. But we’re probably not going to be necessarily as active in the retail CD space as we were over the past year.

Nancy Bush: Okay. So it’s not -- because I sort of initially read this as that you’re sort of stepping back from the consumer market, maybe with some pricing changes, et cetera. But that’s not the case. It’s just what you see in the environment.

Jim Rohr: We will just not be an aggressive pricer of CDs.

Nancy Bush: Okay. Great.

Jim Rohr: We have wholesale alternatives that are less expensive.

Nancy Bush: And Jim, I think you said there was like, what, in net new checking accounts -- there were 20,000 net new checking accounts? Is that correct?

Jim Rohr: Yes. That’s correct.

Nancy Bush: Do you expect to do equal to/better than this year? And will the branding campaign -- is there any component of that that’s aimed at a particular product? Or is it just sort of an overall name recognition issue?

Jim Rohr: Well the branding campaign will be about the ease of doing business. One of the things that we did with our customers, we surveyed them. And they came back and said that the thing that they disliked the most was fixing problems. Every service company has that issue.

The second biggest irritant is ATM fees. And so we’ve really been driving for more value. As opposed to just pure number of checking accounts, we’ve been driving for value.

And we found that the checking accounts we’re now generating have deposits that are 20% higher than the opening checking account that we had prior to the ATM initiative. And so I think as we roll that out, especially as we roll it out across Maryland, I’m particularly optimistic.

Mercantile was not an aggressive player in the retail market relative to their small business initiative. So I think we can generate a lot of growth in that space, especially in Maryland.

Nancy Bush: Thank you.

Bill Callihan: Next question, please.

Operator: Your next question comes from Betsy Graseck with Morgan Stanley.

Bill Callihan: Betsy.

Betsy Graseck: Hi again. Just a follow-up. You mentioned that the One PNC initiative was delivering $80 million in value this past quarter. Is that right?

Rick Johnson: That’s correct.

Betsy Graseck: Okay. And you were looking for that to get to $100 million by the end of June. Could you just go through what the drivers were to the improvement in the quarter and what you’re anticipating the drivers will be here through June?

Rick Johnson: Yes. One of the key drivers for this quarter was the fact that we achieved the other 300 positions that were outstanding. So we’ve actually reached our goal on key positions so -- have eliminated 3,000 positions. So that was part of the increase there.

Clearly you’ll see a full quarter effect of that when you get into the first quarter of next year. And also some of our revenue initiatives are starting to kick in where we’ve made investments earlier in the year and we’re starting to see lift in revenue.

So we start to see a little bit more of a mix towards revenue as we go into the first and second quarter of next year.

Betsy Graseck: Okay. So the main driver was expense reduction and it should be mixed. Can you give us a sense -- 50/50 or -- like that in terms of what the mix is, revenue/expenses going into June?

Rick Johnson: I think probably two-thirds revenue and one-third expenses going into the new year.

Betsy Graseck: Okay. And in terms of the revenues, consumer, corporate

Rick Johnson: Corporate.

Betsy Graseck: Mostly...

Jim Rohr: Both.

Rick Johnson: Both corporate and consumer. Yes. Remember, we have initiatives in the financial institutions group, as well as a number of fee initiatives on the retail side and private client side as well.

Betsy Graseck: Okay. And those are both starting to come through?

Rick Johnson: Yes. They’re all producing.

Betsy Graseck: Any plans to be moving up that number going forward beyond June 30th?

Rick Johnson: I think our real focus right now is about creating operating leverage and just making sure that in each of our businesses we keep the discipline of growing revenues faster than we’re growing expenses. And not allowing that to choke future investment but to make sure that we’re being disciplined about how we do it.

Betsy Graseck: Thanks.

Jim Rohr: We’re comfortable that the $400 million that we promised will be exceeded by the time we get to June 30th.

But the most important thing, as Rick said, is that operating leverage has to be something that we just continue to drive. And we’ve taken part of the group that drove One PNC and moved that into what we would call a “continuous improvement process.”

And so there’s people from all over the company that are still making recommendations to the continuous improvement group. We just hope that’s just going to be an ongoing way of doing business going forward because, frankly, the employees were the ones that came up with the 2,400 ideas. And that’s where the $400 million came from.

Hopefully there’s a lot more in those hills.

Betsy Graseck: Great. Thank you.

Bill Callihan: Next question, please.

Operator: Your next question comes from Jason Goldberg with Lehman Brothers.

Jim Rohr: Morning, Jason.

Bill Callihan: Good morning, Jason.

Jason Goldberg: Morning. I apologize if I missed it but you mentioned that $1.30 was a core number. And I see the lower tax rate on the benefit side, I guess. What were the offsets?

Rick Johnson: Well, a couple of items. One is you have the special employee incentive payment to the non-executive employees. I think we disclosed it’s about $16 million for the year.

I think you had the trust preferred security prepayment, which was approximately $14 million on that front.

And then you also have the $12 million that we show on the face of the income statement related to the mark to market of the BlackRock long-term incentive plan obligation, which we don’t really think is reflective of our earnings because it doesn’t recognize the increased value of our investment.

Jason Goldberg: Okay. That’s helpful. And then secondly, I guess the trading book was up a fair amount link quarter. If you want to give us a bit more color on what’s going on there?

Rick Johnson: Well, the private equity book was up. The trading was actually down, I believe link quarter. I think when you look at the private equity business, I believe we’re somewhere around $22 million in terms of the gains recognized.

I think as we recognize more gains on this business and as well, some of the newer investments haven’t matured yet, I think as we look going forward, we said in the past that maybe 15 to 20 was a reasonable range for that. I think as we look forward we’re probably closer to 10 to 15 is probably a more reasonable range for what to expect from that business.

Jason Goldberg: I guess I was kind of looking at just on balance sheet trading assets.

Rick Johnson: Oh, yes. The trading -- yes, the balances are up. I was just suggesting that the earnings are not. And again, that’s just a question of different trading strategies that the group has, but nothing unusual.

Jason Goldberg: Okay. Thanks.

Operator: Your next question comes from Gerard Cassidy with RBC Capital Markets.

Jim Rohr: Hello Gerard.

Gerard Cassidy: Good morning, guys. Rick, can you come back to the nonperforming asset comment you made? Though your nonperforming assets are very low, I think you did say that you thought they could double in 2007.

And if that’s your expectation, what segments of the portfolio do you think that deterioration may come from?

Rick Johnson: Yes. Let me...

Jim Rohr: I’m glad you asked that question.

Rick Johnson: Yes. If that’s the impression you took away, I too am very glad you asked that question. I didn’t suggest that the nonperforming assets were going to double. I was just trying to give you an indication that if somewhere down the road, and certainly not in ’07, they were to double...

Gerard Cassidy: Oh, I see.

Rick Johnson: ...that that still would be strong asset quality.

Gerard Cassidy: Okay. I see.

Rick Johnson: Apologize for that.

Gerard Cassidy: No, no. That’s good. Also, on the expansion, obviously Mercantile will come into the company this year. Can you share with us, Jim, the outlook for possible other acquisition opportunities?

Is there any targeted region of the mid-Atlantic that -- would you like to go further south toward the Carolinas or up toward Massachusetts or maybe share with us your outlook there?

Jim Rohr: Well, I’m not telling you anything new, Gerard. Banks are sold, not bought. And I just think we have to look to see what actually fits. I mean we don’t have a strategy of jumping to Texas or something like that.

We do like to fill out the franchise. I think we’ve got markets around us where the growth is good and where when we buy something like Mercantile, we can take out a fair amount of expense in the front end so you’re not totally dependent upon new revenue streams to justify the price.

So I think you could look around the marketplace that we’re in. And if something might come up for sale that has good growth characteristics and reasonable price, we’d look at it. Otherwise, we kind of like the idea of buying back our shares.

Gerard Cassidy: Thank you.

Bill Callihan: Next question, please.

Operator: Your next question comes from Ed Najarian with Merrill Lynch.

Ed Najarian: Good morning, guys.

Jim Rohr: Morning, Ed.

Ed Najarian: How are you?

Rick Johnson: Good.

Jim Rohr: Good. How are you?

Ed Najarian: Good. I guess a couple of housekeeping questions here. Just first of all on BlackRock earnings, I assume that when they get recorded on the asset management line, that’s on an after-tax basis. But then your extra taxation of that piece of earnings happens on your own tax line. Is that -- am I looking at that correctly?

Rick Johnson: That’s exactly right, Ed. And when you get to the segment results is when you see the combination of our share of their net income after taxes, as well as the inclusion of the extra taxes that we pay.

Ed Najarian: Okay. So the $50 million is prior to your extra tax payment on that income, correct?

Rick Johnson: No, the $50 million is after our extra tax payment.

Ed Najarian: Oh, okay.

Rick Johnson: The $50 million is in the segment line.

Ed Najarian: Okay. So the number then that would be embedded in the $149 million of asset management fees is something higher than $50 million. Correct?

Rick Johnson: Correct.

Ed Najarian: Okay. And that extra tax rate was 20 -- remind me what that was again?

Rick Johnson: Well, for this quarter it was actually about 26%. And the only reason why it’s a little bit higher than it will be going forward is their dividend rate at the moment is at 33. And if you recall -- 33% -- if you recall in the agreement, over time there was an expectation for 40% dividend ratio.

Ed Najarian: Okay. And then I guess the other two questions are -- I don’t want to drive us down into another long discussion of these two issues, but is there any simplified way that we can sort of get a better handle on how to try to measure or think about the volatility that might ensue from the LTIP or exactly maybe just go over quickly what’s going on there again?

And then secondarily, the same with the distribution and out-of-pocket expenses that you talked about?

Rick Johnson: Well, let me start with the BlackRock piece. The easy way to look at the gain that will be recognized is, as you’re probably well aware, our book value per share as of the end of the year was about $88 per share. So -- and the number of shares we’ll distribute will be around 1 million shares.

So depending on where the market value of the share price is at the end of January, which is sort of around the date that we distribute the shares, will give you a good indication of how much the gain will be.

The mark to market of the LTIP liability -- as you recall, we have a 4 million obligation of shares -- 4 million share obligation there. And that’s going to be the difference between what the price was at the end of the year, which was $152 per share, versus whatever the price is going to be at the time we distribute 1 million of the shares.

And then the 3 million shares remaining obligation will continue to get mark to market through the quarter. So I think you’ve got to look at where the share price goes and make your best estimate off of that.

Ed Najarian: So if share price goes up relative to year-end share, you take a loss on that?

Rick Johnson: That’s correct. Yes, if their share price goes up. But each time we take a loss, our unrecognized value in them goes up by about tenfold.

Jim Rohr: If you think about it, we own 34 million shares.

Rick Johnson: Forty-four.

Jim Rohr: Forty-four million.

Rick Johnson: Yes.

Jim Rohr: Then -- if we give 1 million shares -- if that’s the right number -- at the end of the month, we own 43 million shares. We will have 3 million shares remaining pledged to LTIP in the future that would pay out a number of years from now.

If it goes up $1.00, for example, we incur a $3 million cost. However, if it goes up $1.00, we end up with increased value of ten times that. So -- but the trouble is one goes through the P&L, the other one doesn’t.

Ed Najarian: Right. But in terms of what goes through the P&L, it’s sort of like accounting for mortgage servicing rights. You’re going to mark to market at the end of the quarter and then that’s your new basis, right?

Rick Johnson: Yes. But we won’t recognize the -- that’s correct on the liability side, but we won’t recognize the gain on those same shares until we actually distribute those shares to the employees.

Ed Najarian: Okay.

Jim Rohr: We can’t hedge it, in other words, as you might mortgage services.

Ed Najarian: Understood. Okay. Thank you.

Rick Johnson: Now on your other question on the PFPC out-of-pocket, I would say that that number could go up as much as $100 million from ’06 to ’07, just to give you an order of magnitude as to how much that number could change by.

And it’s for that reason that we felt it was important to break that out for you to understand the true growth rates of our revenues and expenses.

Ed Najarian: Okay. And those two numbers will directly offset each other?

Rick Johnson: That’s correct. No margin at all.

Ed Najarian: Okay. Thanks.

Operator: At this time there are no further questions. Mr. Callihan, are there any closing remarks?

Bill Callihan: No. We thank you all for joining our call today on what I know is a busy day for everyone. And we’ll be available to take your questions off-line. Thank you.

Operator: Thank you for participating in today’s PNC Financial Services Group Earnings conference call. You may now disconnect.

END

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.